UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Regional Management Corp.

(Name of Issuer)

Common stock, $0.10 par value

(Title of Class of Securities)

75902K106

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75902K106		13G

1.	Name of Reporting Persons: Richard A. Godley, Sr.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 1,045,195*

	7.	Sole Dispositive Power: 24,327**

	8.	Shared Dispositive Power: 0***

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,045,195*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 7.9%*†

12.	Type of Reporting Person (See Instructions): IN

*                             Represents the aggregate number of shares of Common Stock beneficially owned by the Reporting Persons.  See Item 4 of the Statement on Schedule 13G.

**                      This number includes 8,565 shares of Common Stock issuable upon exercise of options held by Mr. Godley.

***               Does not include 121,505 shares of Common Stock held by Mr. Godley’s wife, Pamela Denise Godley, in her capacity as trustee of two trusts as disclosed on the following page.  Mr. Godley disclaims beneficial ownership of these shares.

†                             The calculation of the foregoing percentage is based on 12,913,884 shares of Common Stock outstanding as of October 29, 2015 as reported in Regional Management Corp.’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2014, as filed with the Securities and Exchange Commission on October 30, 2015.

CUSIP No. 75902K106		13G

1.

Name of Reporting Persons:
Pamela Denise Godley as Trustee of:

1.              The Pamela Denise Godley Revocable Trust, dated November 3, 2011; and

2.              The Haylei D. Tucker Family 2012 Irrevocable Trust, dated December 17, 2012.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Ms. Godley is a United States citizen. Both trusts are South Carolina trusts.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 1,045,195*

	7.	Sole Dispositive Power: 121,505

	8.	Shared Dispositive Power: 0**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,045,195*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 7.9%*†

12.	Type of Reporting Person (See Instructions): IN

*                 Represents the aggregate number of shares of Common Stock beneficially owned by the Reporting Persons.  See Item 4 of the Statement on Schedule 13G.

**          Does not include 15,762 shares of Common Stock held by Ms. Godley’s husband Richard A. Godley, Sr. as disclosed on the previous page.  Ms. Godley disclaims beneficial ownership of these shares.

†                 The calculation of the foregoing percentage is based on 12,913,884 shares of Common Stock outstanding as of October 29, 2015 as reported in Regional Management Corp.’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2014, as filed with the Securities and Exchange Commission on October 30, 2015.

CUSIP No. 75902K106		13G

1.	Name of Reporting Persons: Jerry Shirley

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 1,045,195*

	7.	Sole Dispositive Power: 228,191

	8.	Shared Dispositive Power: 203,860**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,045,195*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 7.9%*†

12.	Type of Reporting Person (See Instructions): IN

*                 Represents the aggregate number of shares of Common Stock beneficially owned by the Reporting Persons.  See Item 4 of the Statement on Schedule 13G.

**          These shares of Common Stock are held by The Tyler Godley 2011 Irrevocable Trust, dated March 28, 2011, for which Mr. Shirley serves as Investment Advisor with respect to shares of Common Stock of the Issuer.  Mr. Shirley disclaims beneficial ownership of these shares.

†                 The calculation of the foregoing percentage is based on 12,913,884 shares of Common Stock outstanding as of October 29, 2015 as reported in Regional Management Corp.’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2014, as filed with the Securities and Exchange Commission on October 30, 2015.

CUSIP No. 75902K106		13G

1.	Name of Reporting Persons: U.S. Trust Company of Delaware as trustee of The Tyler Godley 2011 Irrevocable Trust, dated March 28, 2011

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: U.S. Trust Company is organized under the laws of Delaware. The trust is a Delaware trust.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 1,045,195*

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 203,860**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,045,195*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 7.9%*†

12.	Type of Reporting Person (See Instructions): CO

*                 Represents the aggregate number of shares of Common Stock beneficially owned by the Reporting Persons.  See Item 4 of the Statement on Schedule 13G.

**          Jerry L. Shirley is the investment advisor to the trust with respect to shares of Common Stock of the Issuer.  Mr. Shirley disclaims beneficial ownership of these shares.

†                 The calculation of the foregoing percentage is based on 12,913,884 shares of Common Stock outstanding as of October 29, 2015 as reported in Regional Management Corp.’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2014, as filed with the Securities and Exchange Commission on October 30, 2015.

CUSIP No. 75902K106		13G

1.	Name of Reporting Persons: Brenda F. Kinlaw

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 1,045,195*

	7.	Sole Dispositive Power: 66,125

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,045,195*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 7.9%*†

12.	Type of Reporting Person (See Instructions): IN

*                 Represents the aggregate number of shares of Common Stock beneficially owned by the Reporting Persons.  See Item 4 of the Statement on Schedule 13G.

†                 The calculation of the foregoing percentage is based on 12,913,884 shares of Common Stock outstanding as of October 29, 2015 as reported in Regional Management Corp.’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2014, as filed with the Securities and Exchange Commission on October 30, 2015.

CUSIP No. 75902K106		13G

1.	Name of Reporting Persons: C. Glynn Quattlebaum

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 1,045,195*

	7.	Sole Dispositive Power: 286,844**

	8.	Shared Dispositive Power: 80,131***

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,045,195*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 7.9%*†

12.	Type of Reporting Person (See Instructions): IN

*                             Represents the aggregate number of shares of Common Stock beneficially owned by the Reporting Persons.  See Item 4 of the Statement on Schedule 13G.

**                      This number includes 284,844 shares of Common Stock issuable upon exercise of options held by Mr. Quattlebaum.

***               Mr. Quattlebaum holds these shares of Common Stock as a joint tenant with his wife Sherri Quattlebaum.

†                             The calculation of the foregoing percentage is based on 12,913,884 shares of Common Stock outstanding as of October 29, 2015 as reported in Regional Management Corp.’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2014, as filed with the Securities and Exchange Commission on October 30, 2015.

CUSIP No. 75902K106		13G

1.	Name of Reporting Persons: Sherri Quattlebaum

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 1,045,195*

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 80,131**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,045,195*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 7.9%*†

12.	Type of Reporting Person (See Instructions): IN

*                 Represents the aggregate number of shares of Common Stock beneficially owned by the Reporting Persons.  See Item 4 of the Statement on Schedule 13G.

**          Includes 80,131 shares of Common Stock held as a joint tenant with Ms. Quattlebaum’s husband, C. Glynn Quattlebaum.  Does not include 286,844 shares of Common Stock (including 284,844 shares issuable upon exercise of options) held by Mr. Quattlebaum as reported on the previous page.  Ms. Quattlebaum disclaims beneficial ownership of these shares.

†                 The calculation of the foregoing percentage is based on 12,913,884 shares of Common Stock outstanding as of October 29, 2015 as reported in Regional Management Corp.’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2014, as filed with the Securities and Exchange Commission on October 30, 2015.

CUSIP No. 75902K106		13G

1.	Name of Reporting Persons: Jesse W. Geddings

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 1,045,195*

	7.	Sole Dispositive Power: 34,212**

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,045,195*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 7.9%*†

12.	Type of Reporting Person (See Instructions): IN

*                 Represents the aggregate number of shares of Common Stock beneficially owned by the Reporting Persons.  See Item 4 of the Statement on Schedule 13G.

**          5,510 of this number represent shares of Common Stock issuable upon exercise of options held by Mr. Geddings.

†                 The calculation of the foregoing percentage is based on 12,913,884 shares of Common Stock outstanding as of October 29, 2015 as reported in Regional Management Corp.’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2014, as filed with the Securities and Exchange Commission on October 30, 2015.

Item 1.
(a).	Name of Issuer Regional Management Corp. (the “Company”)
(b).	Address of Issuer’s Principal Executive Offices 509 West Butler Road Greenville, South Carolina 29607

Item 2(a).	Name of Person Filing
Item 2(b).

Address of Principal Business Office

(i)                         Richard A. Godley, Sr.

(ii)                      Pamela Denise Godley, as Trustee of

(a)         the Pamela Denise Godley Revocable Trust, dated November 3, 2011, and

(b)         the Haylei D. Tucker Family 2012 Irrevocable Trust, dated December 17, 2012

(iii)                   Jerry Shirley

(iv)                  U.S. Trust Company of Delaware as Trustee of The Tyler Godley 2011 Irrevocable Trust, dated March 28, 2011

(v)                     Brenda F. Kinlaw

(vi)                  C. Glynn Quattlebaum

(vii)               Sherri Quattlebaum

(viii)            Jesse W. Geddings

c/o Regional Management Corp.

509 West Butler Road

Greenville, South Carolina 29607

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

The Reporting Persons have entered into a Joint Filing Agreement, dated February 10, 2016, a copy of which is attached as Exhibit A to this statement on Schedule 13G, pursuant to which the Reporting Persons agreed to file any amendments to this amended statement on Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(c).	Citizenship See Item 4 of each cover page.
Item 2(d).	Title of Class of Securities: Common stock, $0.10 par value (the “Common Stock”).

Item 2(e).	CUSIP Number: 75902K106

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

Item 4.	Ownership.
(a)

Amount beneficially owned:

Pursuant to the Amended and Restated Shareholders Agreement, dated as of March 27, 2012, among the Company, Parallel 2005 Equity Fund, LP, Palladium Equity Partners III, L.P. and the shareholders listed on Annex II thereto (the “Shareholders Agreement”), each of the Reporting Persons party thereto may be deemed to be a member of a group exercising voting control over the shares of Common Stock held by certain of them.  As of December 31, 2015, each of the Reporting Persons party thereto may be deemed to be the beneficial owner of 1,045,195 shares of Common Stock, including options to purchase 298,919 shares of Common Stock which are exercisable at December 31, 2015 or exercisable within 60 days of December 31, 2015.  The Shareholders Agreement is filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 2, 2012.

(b) Percent of class: See Item 11 of each cover page and Item 4(a) above.
(c) Number of shares as to which the Reporting person has:
(i) Sole power to vote or to direct the vote: See Item 5 of each cover page.
(ii) Shared power to vote or to direct the vote: See Item 6 of each cover page.
(iii) Sole power to dispose or to direct the disposition of: See Item 7 of each cover page.
(iv) Shared power to dispose or to direct the disposition of: See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See Item 4 above.  To the best knowledge of the Reporting Persons, other than as described in Item 4 above, no one other than the Reporting Persons, the partners, members, affiliates or shareholders of the Reporting Persons and any other persons named in Item 4 or Item 8 has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

As stated in Item 4 above, pursuant to the Shareholders Agreement, each of the Reporting Persons party to such agreement may be deemed to be a member of a group exercising voting control over the shares of Common Stock held by certain of them.  As of December 31, 2015, each of the Reporting Persons may be deemed to be the beneficial owner of the 1,045,195 shares of Common Stock.

Item 9.	Notice of Dissolution of Group.
See Item 8 above.

Item 10.	Certification.
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 2016

/s/ Richard A. Godley, Sr.
RICHARD A. GODLEY, SR.

/s/ Richard A. Godley, Sr.
PAMELA DENISE GODLEY, AS TRUSTEE OF THE PAMELA DENISE GODLEY REVOCABLE TRUST,
DATED NOVEMBER 3, 2011
By Richard A. Godley, Sr., Attorney-in-Fact

/s/ Richard A. Godley, Sr.
PAMELA DENISE GODLEY, AS TRUSTEE OF THE HAYLEI D. TUCKER FAMILY 2012 IRREVOCABLE TRUST,
DATED DECEMBER 17, 2012
By Richard A. Godley, Sr., Attorney-in-Fact

/s/ Richard A. Godley, Sr.
JERRY SHIRLEY
By Richard A. Godley, Sr., Attorney-in-Fact

U.S. TRUST COMPANY OF DELAWARE AS
TRUSTEE OF THE TYLER GODLEY 2011 IRREVOCABLE TRUST,
DATED MARCH 28, 2011

BY:	/s/ Richard A. Godley, Sr.
NAME: CATHLEEN MCVEIGH
TITLE: MANAGING DIRECTOR
By Richard A. Godley, Sr., Attorney-in-Fact

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 2016

/s/ Richard A. Godley, Sr.
BRENDA F. KINLAW
By Richard A. Godley, Sr., Attorney-in-Fact

/s/ Richard A. Godley, Sr.
C. GLYNN QUATTLEBAUM
By Richard A. Godley, Sr., Attorney-in-Fact

/s/ Richard A. Godley, Sr.
SHERRI QUATTLEBAUM
By Richard A. Godley, Sr., Attorney-in-Fact

/s/ Richard A. Godley, Sr.
JESSE W. GEDDINGS
By Richard A. Godley, Sr., Attorney-in-Fact

EXHIBIT LIST

Exhibit A                                             Joint Filing Agreement, dated as of February 10, 2016.

Exhibit B                                             Powers of Attorney granted by certain of the Reporting Persons:  Incorporated by reference to Exhibit B to the original Schedule 13G of the Reporting Persons dated December 31, 2012 and filed with the Commission on February 14, 2013.

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the undersigned agree to the joint filing on behalf of each of them of this amendment to Schedule 13G (and any and all further amendments thereto) with respect to the common stock of Regional Management Corp.  In accordance with Rule 13d-1(k) of the Exchange Act, each of the undersigned shall be responsible for the completeness and accuracy of the information concerning such person contained therein, but shall not be responsible for the completeness and accuracy of the information concerning any other person contained therein, unless such person knows or has reason to believe that such information is inaccurate.  This Joint Filing Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated   February 10, 2016

/s/ Richard A. Godley, Sr.
RICHARD A. GODLEY, SR

/s/ Richard A. Godley, Sr.
PAMELA DENISE GODLEY, AS TRUSTEE OF THE PAMELA DENISE GODLEY REVOCABLE TRUST,
DATED NOVEMBER 3, 2011
By Richard A. Godley, Sr., Attorney-in-Fact

/s/ Richard A. Godley, Sr.
PAMELA DENISE GODLEY, AS TRUSTEE OF THE HAYLEI D. TUCKER FAMILY 2012 IRREVOCABLE TRUST,
DATED DECEMBER 17, 2012
By Richard A. Godley, Sr., Attorney-in-Fact

/s/ Richard A. Godley, Sr.
JERRY SHIRLEY
By Richard A. Godley, Sr., Attorney-in-Fact

U.S. TRUST COMPANY OF DELAWARE AS
TRUSTEE OF THE TYLER GODLEY 2011 IRREVOCABLE TRUST
DATED MARCH 28, 2011

BY:	/s/ Richard A. Godley, Sr.
NAME: CATHLEEN MCVEIGH
TITLE: MANAGING DIRECTOR
By Richard A. Godley, Sr., Attorney-in-Fact

/s/ Richard A. Godley, Sr.
BRENDA F. KINLAW
By Richard A. Godley, Sr., Attorney-in-Fact

/s/ Richard A. Godley, Sr.
C. GLYNN QUATTLEBAUM
By Richard A. Godley, Sr., Attorney-in-Fact

/s/ Richard A. Godley, Sr.
SHERRI QUATTLEBAUM
By Richard A. Godley, Sr., Attorney-in-Fact

/s/ Richard A. Godley, Sr.
JESSE W. GEDDINGS
By Richard A. Godley, Sr., Attorney-in-Fact